CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

First Quarter - July 31, 2010

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the interim financial statements required to be filed, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at July 31, 2010 and April 30, 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	July 31 2010 $000’s		April 30 2010 $000’s
Assets
Current assets
Cash and cash equivalents (note 4)	8,971		8,722
Accounts receivable and prepaid expenses	162		1,148
Available-for-sale securities (note 5)	318		261
	9,451		10,131

Reclamation bonds	364		391
Property and equipment (note 6)	720		743
Mineral property interests (note 7)	47,952		46,245
	58,487		57,510
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,080		1,626

Future income tax liability	3,338		3,399
	4,418		5,025

Non-controlling interest (note 3)	14,320		12,600

Shareholders’ equity
Common shares (note 10)	60,884		60,878
Contributed surplus (note 10)	9,734		9,665
Accumulated other comprehensive income	60		10
Deficit	(30,929)	()	(30,668)
	39,749		39,885
	58,487		57,510

Nature of operations (note 1)

Commitments (notes 7 and 13)

Subsequent events (note 15)

Approved by the Audit Committee

“Hubert Marleau”

        “Peter Dasler”

_________________________

______________________

  Director                                                                                                            Director

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

As at July 31, 2010 and April 30, 2010

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2010	Three months ended July 31 2009
	($000's)	($000's)

EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	74	126
Mineral property write-offs	-	-
Equipment rental income	(60)	(16)
Net option payments	-	75
	14	185
OTHER EXPENSES
Consulting, labour and professional fees	272	297
Depreciation and amortization (note 6)	44	48
Foreign exchange (gain) loss	(2)	2
Insurance, licenses and filing fees	18	65
Interest income	(38)	(30)
Other corporate costs	35	33
Investor relations and presentations	13	10
Rent	36	50
Stock-based compensation (note 11)	49	350
Travel and accommodation	7	6
Management fees	(126)	(54)
	308	777

Loss before income taxes	(322)	(962)
Future income tax recovery	61	138
Loss for the period	(261)	(824)

Other comprehensive loss
Unrealized (gain)/loss on available-for-sale securities	(50)	48
Comprehensive loss for the period	(211)	(872)

Basic and diluted loss per share ($ per share)	0.00	(0.01)

Basic and diluted weighted average common shares outstanding (000's)	171,868	137,793

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

For the three months ended July 31, 2010 and 2009

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

			Contributed Surplus $000’s	Accumulated Other Comprehensive Income $000’s	Accumulated Deficit $000’s	Total Shareholders’ Equity $000’s

	Common Shares
	Shares 000’s	Amount $000’s
Balance-April 30, 2008	125,870	54,079	5,392	166	(24,137)	35,500
Issued on private placement for cash	10,923	3,682	-	-	-	3,682
Issued on private placement for non cash	441	150	-	-	-	150
Issued on the exercise of stock options	300	30	-	-	-	30
Issued to acquire mineral property interest	250	44	-	-	-	44
Warrants issued on private placement	-	(371)	371	-	-	-
Warrants issued to acquire mineral property interest	-	-	13	-	-	13
Share issuance costs	-	(453)	29	-	-	(424)
Stock based compensation expense	-	-	2,160	-	-	2,160
Transfer on stock option exercise	-	25	(25)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	(157)	-	(157)
Flow through share issuance	-	(1,003)	-	-	-	(1,003)
Net loss for the year	-	-	-	-	(3,554)	(3,555)
Balance-April 30, 2009	137,784	56,183	7,940	9	(27,692)	36,440
Issued on private placement for cash	32,505	6,212	-	-	-	6,212
Issued on the exercise of stock options	227	27	-	-	-	27
Issued to acquire mineral property interest	1,350	216	-	-	-	216
Warrants issued on private placement	-	(268)	268	-	-	-
Share issuance costs	-	(297)	-	-	-	(297)
Stock based compensation expense	-	-	1,467	-	-	1,467
Transfer on stock option exercise	-	10	(10)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	(88)	-	(88)
Reversal of unrealized loss upon permanent impairment on available-for-sale securities	-	-	-	89	-	89
Flow through share issuance	-	(1,205)	-	-	-	(1,205)
Net loss for the year	-	-	-	-	(2,976)	(2,976)
Balance-April 30, 2010	171,866	60,878	9,665	10	(30,668)	39,885
Issued to acquire mineral property interest	50	6	-	-	-	6
Stock based compensation expense	-	-	69	-	-	69
Unrealized loss on available-for-sale securities	-	-	-	50	-	50
Net loss for the period	-	-	-	-	(261)	(261)
Balance-July 31, 2010	171,916	60,884	9,734	60	(30,929)	39,749

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the three months ended July 31, 2010 and 2009

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2010	Three months ended July 31 2009
	$000’s	$000’s
Cash flows from operating activities
Net loss for the period	(261)	(824)
Items not affecting cash
Depreciation and amortization (note 6)	44	48
Future income tax expense (recovery)	(61)	(138)
Net option payments	-	75
Other	(3)	-
Stock-based compensation	49	350
	(232)	(489)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable and prepaid expenses	987	(31)
(Decrease) increase in accounts payable & accrued liabilities	(546)	13
	209	(507)
Cash flows from financing activities
Issuance of common shares (net of issue costs)	-	(1)
Funding from non-controlling interest	1,720	880
	1,720	879
Cash flows from investing activities
Deferred exploration costs	(1,882)	(1,734)
Property and equipment	(21)	(13)
Option payments received	12	1
Other	-	5
Reclamation bond	27	-
Reimbursed exploration costs	184	91
95	(1,680)	(1,650)

Increase (decrease) in cash and cash equivalents	249	(1,278)

Cash and cash equivalents - beginning of period	8,722	6,339

Cash and cash equivalents - end of period	8,971	5,061

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

1     Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At July 31, 2010, the Company had cash and cash equivalents of $9.0 million (April 30, 2010: $8.7 million) (note 4) and working capital of $8.4 million (April 30, 2010: $8.5 million). Management believes that the cash on hand at July 31, 2010 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects.

2      Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with the annual financial statements of the Company. All figures are in Canadian dollars unless otherwise noted. Disclosure requirements for interim financial statements do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements, for the year ended April 30, 2010.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Poplar Uranium Limited. (a B.C. company). The Company consolidates the assets, liabilities, revenues and expenses of Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”) in accordance with the guidance of Accounting Guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”). It recognizes the other Partners’ ownership as non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

Measurement Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

2    Basis of Presentation (continued)

IFRS Convergence

In February 2008, the CICA announced that GAAP for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of 2012 for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2012 and apply them to its opening May 1, 2010 balance sheet.

3     Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 58,000 hectares of dedicated contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in the Canadian province of Saskatchewan.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period. As of July 31, 2010, the Korean Consortium has contributed $14.3 million (April 30, 2010: $12.6 million) and has a 43.7% interest (April 30, 2010: 40.6%) in the CKU Partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CKU Partnership	July 31, 2010 $000’s	April 30, 2010 $000’s
Cash (note 4)	2,561	2,059
Mineral property (note 8(a))	12,660	11,429
Non-controlling interest	14,320	12,600

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

4    Cash and Cash Equivalents

	July 31, 2010 $000’s	April 30, 2010 $000’s
CKU Partnership funds	2,561	2,059
Option-in advances	277	276
Cash in bank and other short term deposits	6,133	6,387
Total	8,971	8,722

The Company fully consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property. Option-in advances are advance cash funding by joint venture partners on various exploration properties.

5     Available-for-Sale Securities

	July 31, 2010			April 30, 2010
	Number of Shares	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	846,800	53	127	53	110
Westcan Uranium Corp.	50,000	15	6	15	5
Mega Uranium Ltd.	50,000	48	25	48	28
Other available-for-sale securities	5,678,444	142	160	135	118
Total	6,625,244	258	318	251	261

The Company periodically reviews the carrying values of its available-for-sale securities and considers, in light of the prevailing economic circumstances, whether current market values are indicative of other-than-temporary losses in value, in which case the Company would record a permanent write-down in value.  The Company has recorded total write-downs on available-for-sale securities of $nil for the three months ended July 31, 2010 (July 31, 2009: $nil).

An unrealized gain on available-for-sale securities of $49,467 (July 31, 2009: loss of $48,000) was recorded in other comprehensive income for the three months ended July 31, 2010.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

6    Property and Equipment

	July 31, 2010			April 30, 2010
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Automotive	111	(75)	36	111	(72)	39
Leasehold improvements	270	(67)	203	270	(62)	208
Mining equipment	1,005	(687)	318	987	(661)	326
Office equipment	479	(316)	163	476	(306)	170
Total	1,865	(1,145)	720	1,844	(1,101)	743

During the first three months of fiscal year 2011, the Company had additions of $20,574 (2010: $13,204) and disposals of $nil (2010: $nil).

7       Mineral Property Interests

	First Quarter 2011 Expenditures				Life to Date - July 31, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 8)	73	1,833	(184)	1,722	1,378	66,712	(20,661)	47,429
Other interests (note 9)	-	(15)	-	(15)	398	1,349	(1,224)	523
Total	73	1,818	(184)	1,707	1,776	68,061	(21,885)	47,952

	2010 Fiscal Expenditures				Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 8)	111	9,142	(2,170)	7,083	1,305	64,879	(20,477)	45,707
Other interests (note 9)	-	30	(1)	29	398	1,364	(1,224)	538
Total	111	9,172	(2,171)	7,112	1,703	66,243	(21,701)	46,245

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

7     Mineral Property Interests (continued)

The Company holds approximately 1,021,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada. The holdings are comprised of 20 projects which are in various stages of exploration and discovery

	Total
Summary of option payments due As at July 31, 2010	Cash $000’s	Spend[2] $000’s	Shares
April 2011 (paid)	-	-	50,000
April 2011	40	1,400	50,000
April 2012	68	2,800	100,000
April 2013	-	5,000	-
Thereafter	-	9,400	1,200,000
Total due[1]	108	9,400	1,400,000

1 Only considers payments remaining to be paid during the fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not the spend per fiscal year.

Summary of option payments receivable	Total
As at July 31, 2010[1]	Cash $000’s	Spend[3] $000’s	Shares
April 2011 (received)	12	-	20,000
April 2011	50	1,400	50,000
April 2012	-	7,950	50,000
April 2013	-	11,200	50,000
Thereafter	750	16,700	2,300,000
Total due[2]	812	16,700	2,470,000

1 Excludes expenditures and payments on West McArthur (note 8 (b)) and Cree East (notes 3 and 8(a))

2 Only considers payments remaining to be received during the fiscal year and not previous year’s payments and issuances.

3 Represents cumulative spend required not the spend per fiscal year.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8      Athabasca Mineral Property Interests

	First Quarter 2011 Expenditures				Life to Date-July 31, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	1,231	-	1,231	-	12,660	-	12,660
West McArthur (b)	-	327	(169)	158	65	14,279	(11,463)	2,881
Poplar (c)	-	(2)	-	(2)	166	3,484	(3,210)	440
Fond du Lac (d)	-	112	-	112	120	2,765	-	2,885
Black Lake (e)	-	16	-	16	147	1,503	-	1,650
Grease River (f)	-	4	-	4	118	2,647	(1,909)	856
Cree West (g)	8	3	(15)	(4)	48	1,112	(1,125)	35
Key Lake (h)	-	2	-	2	24	1,026	(1,035)	15
NE Wollaston (i)	-	2	-	2	16	6,613	-	6,629
Helmer (j)	-	14	-	14	107	5,014	-	5,121
Lake Athabasca (k)	-	33	-	33	112	5,934	-	6,046
Alberta (l)	-	-	-	-	11	2,329	-	2,340
Hodgson (m)	65	8	-	73	109	1,228	-	1,337
Arnold (n)	-	42	-	42	35	1,281	-	1,316
Collins Bay (o)	-	34	-	34	-	920	-	920
McTavish (p)	-	1	-	1	74	655	-	729
Carswell (q)	-	1	-	1	173	417	-	590
Other (r)	-	5	-	5	53	2,845	(1,919)	979
Total	73	1,833	(184)	1,722	1,378	66,712	(20,661)	47,429

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8      Athabasca Mineral Property Interests (continued)

	2010 Fiscal Expenditures				Life to Date-April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,493	-	3,493	-	11,429	-	11,429
West McArthur (b)	-	1,814	(1,551)	263	65	13,952	(11,294)	2,723
Poplar (c)	-	453	(270)	183	166	3,486	(3,210)	442
Fond du Lac (d)	-	916	-	916	120	2,653	-	2,773
Black Lake (e)	4	438	-	442	147	1,487	-	1,634
Grease River (f)	-	49	-	49	118	2,643	(1,909)	852
Cree West (g)	-	39	-	39	40	1,109	(1,110)	39
Key Lake (h)	-	12	-	12	24	1,024	(1,035)	13
NE Wollaston (i)	-	40	-	40	16	6,611	-	6,627
Helmer (j)	43	344	-	387	107	5,000	-	5,107
Lake Athabasca (k)	-	129	-	129	112	5,901	-	6,013
Alberta (l)	-	28	-	28	11	2,329	-	2,340
Hodgson (m)	-	20	-	20	44	1,220	-	1,264
Arnold (n)	-	2	-	2	35	1,239	-	1,274
Collins Bay (o)	-	886	-	886		886	-	886
McTavish (p)	-	(62)	-	(62)	74	654	-	728
Carswell (q)	64	388	-	452	173	416	-	589
Other (r)	-	153	(349)	(196)	53	2,840	(1,919)	974
Total	111	9,142	(2,170)	7,083	1,305	64,879	(20,477)	45,707

a)      Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of July 31, 2010, the Korean Consortium has contributed $14.3 million (April 30, 2010: $12.6 million) and holds a 43.7% interest (April 30, 2010: 40.6%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8      Athabasca Mineral Property Interests (continued)

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10 million and by making a $1 million payment upon completion of the $10 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

c)      Poplar, Saskatchewan – East Resources Inc.

Poplar consists of approximately 51,000 hectares of mineral claims in the Athabasca. In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”). The Mega option agreement was subsequently terminated in December 2008, after Mega had issued 50,000 shares to the Company and funded $2.8 million in expenditures on the Poplar project. In June, 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property which had a 60 day term. During the fiscal year ended April 30, 2010, the Company received expenditure reimbursements of $270,000 related to the Poplar project. The Company and ERI continue negotiations on a definitive agreement regarding the Poplar property.

d)

Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 18,000 hectares in the Athabasca) for total payments of $130,000 ($50,000 paid; June 2010 – $40,000, June 2011 – $40,000), the issuance of 300,000 shares (200,000 issued; June 2010 – 50,000 and; June 2011 – 50,000 shares) and work commitments of $2 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of July 31, 2010, the CanAlaska had incurred $2.9 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

e)      Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property in the Athabasca (comprising approximately 36,000 hectares) located from the Black Lake Denesuline First Nation. To earn a 49% interest in the property, the Company must make payments of $130,000 ($102,000 paid; July 2011 – $28,000), issue 300,000 shares (250,000 issued (see note 10); July 2011 50,000), and incur exploration expenditures of $2 million ($700,000 by July 2010 and an additional $500,000 by July 2011 and by July 2012 a further $800,000). As of July 31, 2010 CanAlaska had incurred $1.7 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8       Athabasca Mineral Property Interests (continued)

f)      Grease River, Saskatchewan

Grease River is comprised of approximately 70,000 hectares of mineral claims located in the Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009) whereby they had made cash payments of $225,000, issued 1.5 million shares to the Company, and reimbursed $1.6 million in exploration expenditures incurred by the Company.

g)      Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan Uranium Corp. (“Westcan”) (formerly International Arimex Resources Inc.). Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

h)     Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

i)      NE Wollaston, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and consists of approximately 144,000 hectares. In December 2008, the Company announced the execution of an MOU with ERI for a significant amount of exploration across the property. In June 2009, this MOU lapsed following continued delays arising from Manitoba Government aboriginal consultations. The Company and ERI are discussing further work on a similar size project in Saskatchewan under a similar MOU (note 8(c)). Further work on this project was delayed pending receipt of the Government work permits and on March 13, 2010, the Manitoba Government issued an initial permit to the Company.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8       Athabasca Mineral Property Interests (continued)

j)      Helmer, Saskatchewan

Helmer is comprised of approximately 57,000 hectares of mineral claims located in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond Du Lac.

k)      Lake Athabasca, Saskatchewan

Lake Athabasca comprises approximately 41,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

l)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the section of Lake Athabasca that lies within the Province of Alberta.

m)

Hodgson, Saskatchewan

Hodgson comprises approximately 19,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan.

n)      Arnold, Saskatchewan

Arnold comprises approximately 14,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatchewan.

o)

Collins Bay Extension, Saskatchewan

In July 2009, the Company executed an Option Agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension project. The Collins Bay Extension comprises approximately 39,000 hectares situated directly adjacent to, and following the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and adjacent to the current producing uranium mine at Eagle Point. This project contains a number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the option agreement, CanAlaska will act as the operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million ($920,000 spent) in exploration expenditures within 5 years and issuing a total of 500,000 (100,000 issued (note 10)) shares of the Company to Bayswater over this period. The Company may increase its participating interest in the project to 70% by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8       Athabasca Mineral Property Interests (continued)

p)

McTavish, Saskatchewan – Kodiak Exploration Limited

McTavish is comprised of approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. On August 10, 2009, the Company entered into an option agreement with Kodiak Exploration Limited on the McTavish project which granted Kodiak an option to acquire up to 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4 million in exploration expenditures and issue 1,000,000 (100,000 issued) Kodiak shares to the Company over a period of five years.

Kodiak may earn a further 10% interest in the project by expending $3 million in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70%.

q)      Carswell, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 1,250,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area (note 10). Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

r)      Other Properties

Include the Waterbury and Moon claim blocks in the Province of Saskatchewan.

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan. In December 2007, an option agreement on the property was terminated after the Company had received payments comprised of $75,000 and 200,000 shares, and $2.1 million had been spent on the property.

Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”).

In fiscal year 2010, the Company wrote down its Camsell and Ford claims ($0.3 million) as it does not plan to renew its prospecting permits on these properties subsequent to year end.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9      Other Mineral Property Interests

	First Quarter 2011 Expenditures				Life to Date - July 31, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	(7)	-	(7)	301	409	(400)	310
Reefton & Other NZ Projects (b)	-	-	-	-	24	602	(481)	145
Other Projects, Various (c)	-	(8)	-	(8)	73	338	(343)	68
Total	-	(15)	-	(15)	398	1,349	(1,224)	523

	2010 Fiscal Expenditures				Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	(6)	(1)	(7)	301	416	(400)	317
Reefton & Other NZ Projects (b)	-	14	-	14	24	602	(481)	145
Other Projects, Various (c)	-	22	-	22	73	346	(343)	76
Total	-	30	(1)	29	398	1,364	(1,224)	538

(a)

Rise and Shine, New Zealand

Rise & Shine is located 20 kilometres (“km”) northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company has completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects to not fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of July 31, 2010, CanAlaska’s current interest in Rise & Shine is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”) which was subsequently terminated in June 2010. The option agreement with Glass Earth was for the sale of a 70% ownership interest in the claim.

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at July 31, 2010.

(b)

Reefton & Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand by paying $5,000 to the Company upon execution and spending $3,500,000 on the project over the five year option period. In August 2009, the option agreement with Kent was terminated.

This road-accessible property, encompassing approximately 14,060 hectares (34,743 acres), is located in the historic Reefton gold fields, off New Zealand State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9      Other Mineral Property Interests (continued)

(c)

Other Projects, Various

Includes the Kasmere, Misty, Rainbow Hill, Glitter Lake, Elliot Lake, Voisey’s Bay and Zeballos projects

Kasmere comprises approximately 267,000 hectares under license application adjacent to NE Wollaston in the Province of Manitoba. The Company acquired an adjacent claim block (Mineral Lease 209B) from Santoy Resources Ltd. on December 11, 2008 for 40,000 in common shares, 500,000 warrants exercisable over one year at an exercise price of $0.50, and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.  On May 23, 2008, the Company optioned the Misty property to Great Western Minerals Group Ltd. (“Great Western”). Great Western may have earned a 51% interest in the property by making payments of $100,000, issuing 200,000 shares and making exploration expenditures of $6 million. The Company was awaiting the grant of exploration permits by the Government of Manitoba, which had been delayed due to aboriginal consultations. In June 2010, Great Western terminated the agreement and on June 22, the Company withdrew its exploration permit application and recorded a mineral property write-down of $367 for the Misty Lake project.

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property was optioned to District Gold Inc. (“District Gold”) under which District Gold may have earned a 60% interest by making option payments by July 31, 2009 of $150,000 ($37,500 received) and 200,000 shares (100,000 issued), and completing exploration expenditures of $1.5 million over the term of the option. On February 5, 2010, the Company terminated the option agreement with District Gold.

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill an office lease obligation. CanAlaska retained a ½% NSR.

Voisey’s Bay, located in Labrador, Newfoundland, is a property jointly-held with Columbia Yukon Explorations Inc.

Zeballos is comprised of 22 mineral crown grants in two groups that cover a total of approximately 336 hectares of mineral claims located 6 kilometres northeast of the Village of Zeballos, on the west-central coast of Vancouver Island in British Columbia.  In May 2010, the Company executed an option agreement with Ridgeback Global Resources Plc (“Ridgeback”). Under the terms of the option agreement, Ridgeback may earn a 50% interest in the property by making payments of $60,000 ($10,000 received), issuing up to 15% of the issued and outstanding shares of Ridgeback and making exploration expenditures of $2,500,000 by May 2014. Ridgeback may acquire an additional 25% interest by completing a feasibility study, spending a minimum of $500,000 per year and issuing 1,000,000 additional shares. Upon commercial production, the Company will receive a 2% net smelter royalty.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10     Share Capital

In July 2010, the Company issued 50,000 common shares under the option agreement for the Black Lake project (note 8(e)).

In April 2010, the Company issued 25,000 common shares from the exercise of stock options for gross proceeds of $3,000.

In January 2010, the Company issued 202,500 common shares from the exercise of stock options for gross proceeds of $24,300.

In December 2009, the Company issued 50,000 common shares under the option agreement with Baywater Uranium for the Collins Bay Extension uranium project (note 8(o)).

In December 2009, the Company issued 10,897,571 ordinary units for gross proceeds of $1,907,075.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $0.28 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $119,760 using the Black Scholes model.  A finder’s fee of $12,500 in cash and 71,429 warrants were issued in connection with the financing.

In December 2009, the Company issued 1,250,000 common shares under the purchase agreement with Hawk Uranium Inc. for mineral claims in the Cluff Lake area of Saskatchewan (note 8(q)).

In December 2009, the Company issued 3,876,300 flow-through units for gross proceeds of $814,023. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $18,289 using the Black Scholes model.  A finder’s fee of $31,185 in cash and 148,500 warrants were issued in connection with the financing.

In November 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $69,885 using the Black Scholes model.  A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

In October 2009, the Company issued 1,190,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $7,755 using the Black Scholes model.  A finder’s fee of $12,495 in cash and 59,500 warrants were issued in connection with the financing.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10      Share Capital (continued)

In August 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $52,404 using the Black Scholes model.  A finder’s fee of $49,528 in cash, 145,667 warrants and 291,337 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months. Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

In July 2009, the Company issued 50,000 common shares under the option agreement with Baywater Uranium for the Collins Bay Extension uranium project (note 8(o)).

11     Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 27,500,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	20,943	0.32
Expired	(75)	0.35
Forfeited	(255)	0.23
Outstanding – July 31, 2010	20,613	0.32

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	21,372	0.36
Granted	6,375	0.18
Exercised	(228)	0.12
Expired	(955)	0.39
Forfeited	(5,621)	0.30
Outstanding – April 30, 2010	20,943	0.32

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11      Share Stock Options and Warrants (continued)

As at July 31, 2010, the following stock options were outstanding:

Number of options outstanding 000’s		Exercise price $	Expiry date (Fiscal Year)
	1,848	$0.42 - $0.45	2011
	2,547	$0.50 - $0.74	2012
	7,863	$0.15 - $0.70	2013
	6,665	$0.12 - $0.40	2014
	1,690	$0.17 - $0.18	2015
Total	20,613	0.76

Stock options vest over various time periods. As at July 31, 2010, 18,568,750 stock options were vested and exercisable with a weighted average exercise price of $0.34.

For the three months ended July 31, 2010, total stock-based compensation expense was $0.07 million (July 31, 2009: $0.5 million) of which $0.02 million was capitalized (July 31, 2009: $0.1 million).

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2010	28,469	0.32
Expired	(5,807)	0.50
Outstanding – July 31, 2010	22,662	0.27

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	6,307	0.50
Granted	22,662	0.27
Expired	(500)	0.50
Outstanding – April 30, 2010	28,469	0.32

At July 31, 2010, the following warrants were outstanding:

Number of warrants outstanding 000’s		Exercise price $	Expiry date Fiscal year end
	654	0.28	2011
	22,008	0.27	2012
Total	22,662

There were no share purchase options or share purchase warrants issued in the three months ended July 31, 2010.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

12     Related Party Transactions

	July 31, 2010 $000’s	July 31, 2009 $000’s
Engineering and consulting fee to the Vice-President Exploration	47	48
Accounting fees to a company controlled by the former Chief Financial Officer	-	2
Consulting fees to a company controlled by the Chief Financial Officer	20	-

The Vice-President Exploration currently provides his services through a consulting company.

The former Chief Financial Officer billed his time through a consulting company and the current Chief Financial Officer provides his service through a consulting company as well and is disclosed above.

All transactions are recorded at amounts agreed upon by the two parties.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the first three months of the fiscal year 2011, $19,578 (July 31, 2009: $11,644) has been paid/accrued to directors. At periods end, $2,142 (July 31, 2009: $4,500) is owing to directors.  This is due on demand and non-interest bearing.

13      Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2011	164
2012	94
2013	14
2014	7
Thereafter	15
Total	294

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 7).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2010 and 2009

(Unaudited)

(Expressed in Canadian dollars except where indicated)

14      Geographic Segmented Information

July 31, 2010 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	48,572	7	457	49,036
Assets	57,966	7	514	58,487
Loss for the Year	261	-	-	261

April 30, 2010 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	46,908	7	464	47,379
Assets	56,982	7	521	57,510
Loss for the Year	2,975	-	1	2,976

15      Subsequent Events

In August 2010, the Company executed an option agreement with Westcan to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

In September 2010, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 100,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 200,000 common shares under the amended option agreement for the Fond Du Lac project.

In September 2010, the shareholders of the Company approved subject to acceptance of the TSX Venture Exchange, the common shares consolidation on a ten old for one new basis.

In September 2010, the shareholders of the Company approved subject to acceptance of the TSX Venture Exchange, the re-pricing of all outstanding unexercised stock options of the Company currently issued to insiders and others be reduced to $0.085.

In September 2010, the shareholders of the Company approved a new share option plan including reserving a maximum of 34,000,000 common shares for issuance under the new share option plan.